SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

RECEIVED

2005 AUG 31 P 5:39

29 August 2005

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

[redacted]

05010886

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of the announcement dated 26 August 2005 of our Company as published in the South China Morning Post in Hong Kong on 29 August 2005 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

PROCESSED
SEP 01 2005
THOMSON FINANCIAL

IK/ld/cw

Encl.

c.c. J P Morgan
- Ms. Tintin Subagyo (please refer to our e-mail on 29 August 2005 for the enclosure)

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

2005 INTERIM RESULTS ANNOUNCEMENT

The Directors of Shangri-La Asia Limited (the "Company") are pleased to announce the unaudited interim results of the Company and its subsidiaries (the "Group"), and associated companies for the six months ended 30 June 2005. These results have been reviewed by the Company's auditors, PricewaterhouseCoopers, in accordance with the Hong Kong Statement of Auditing Standards SAS 700 "Engagements to Review Interim Financial Reports" and by the Audit Committee of the Board of Directors. The unmodified review report of the auditors will be included in the interim report sent to the shareholders of the Company.

The Hong Kong Institute of Certified Public Accountants ("HKICPA") has undertaken to converge by 1 January 2005 all Hong Kong Financial Reporting Standards ("HKFRS") with International Financial Reporting Standards issued by the International Accounting Standards Board. The condensed consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with HKFRS issued by the HKICPA. The effect of adopting the new accounting policies is set out in the notes to the financial statements and the financial statements for year 2004 included in this announcement have been restated.

The consolidated profit attributable to equity holders of the Company for the six months ended 30 June 2005 increased to US$60.6 million (US2.514 cents per share) from US$48.6 million (US2.103 cents per share) in the same period last year.

The consolidated net asset value (total equity) increased to US$2,379.1 million (US$0.97 per share) as at 30 June 2005 from US$2,164.7 million (US$0.90 per share) as at 31 December 2004 and the Group's net borrowings (total of bank loans, overdrafts and convertible bonds less cash and cash equivalents) to total equity ratio reduced to 38.3% as at 30 June 2005 from 40.2% as at 31 December 2004.

The Directors have declared an interim dividend of **HK10 cents** per share for 2005 (2004: HK9 cents per share) payable on Friday, 7 October 2005, to shareholders whose names appear on the Registers of Members of the Company on Wednesday, 28 September 2005.

CONDENSED CONSOLIDATED BALANCE SHEET

(All amounts in US dollar thousands)

	Note	As at 30 June 2005 Unaudited	As at 31 December 2004 Restated
ASSETS			
Non-current assets			
Property, plant and equipment		**2,040,280**	1,989,084
Investment properties		**411,065**	416,845
Leasehold land and land use rights		**365,504**	366,111
Goodwill		**75,791**	(109,047)
Interest in associates		**624,383**	626,840
Deferred income tax assets		**5,561**	5,956
Available-for-sale financial assets		**1,447**	1,570
Other receivables		**3,596**	4,818
		3,527,627	3,302,177
Current assets			
Inventories		**19,894**	18,926
Accounts receivables, prepayments and deposits	5	**91,142**	75,510
Due from associates		**80,315**	84,901
Due from minority shareholders		**822**	13,873
Financial assets held for trading		**38,040**	37,066
Cash and cash equivalents		**220,130**	186,874
		450,343	417,150
Total assets		**3,977,970**	3,719,327
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	6	**1,073,466**	1,029,599
Other reserves		**922,364**	948,943
Retained earnings			
– Proposed interim/final dividend	12	**32,381**	30,861
– Others		**169,110**	(31,320)
		2,197,321	1,978,083
Minority interests		**181,770**	186,647
Total equity		**2,379,091**	2,164,730

LIABILITIES			
Non-current liabilities			
Bank loans		**943,503**	768,509
Convertible bonds		**153,261**	184,173
Derivative financial instruments		**4,734**	–
Loans from minority shareholders		**83,933**	92,485
Deferred income tax liabilities		**188,746**	189,436
		1,374,177	1,234,603
Current liabilities			
Accounts payable and accruals	7	**163,771**	195,431
Due to minority shareholders		**8,923**	11,918
Current income tax liabilities		**14,518**	8,700
Bank loans and overdrafts		**34,824**	103,945
Derivative financial instruments		**2,666**	–
		224,702	319,994
Total liabilities		**1,598,879**	1,554,597
Total equity and liabilities		**3,977,970**	3,719,327
Net current assets		**225,641**	97,156
Total assets less current liabilities		**3,753,268**	3,399,333

CONDENSED CONSOLIDATED INCOME STATEMENT

(All amounts in US dollar thousands)

	Note	Six months ended 30 June 2005 Unaudited	2004 Restated
Sales	*4*	**388,711**	340,834
Cost of goods sold	*8*	**(153,626)**	(141,178)
Gross profit		**235,085**	199,656
Other gains – net	*9*	**3,006**	8,723
Marketing costs	*8*	**(15,933)**	(14,879)
Administrative expenses	*8*	**(32,169)**	(26,098)
Other operating expenses	*8*	**(114,311)**	(96,128)
Operating profit		**75,678**	71,274
Finance costs		**(14,381)**	(24,211)
Share of profit of associates		**22,849**	17,785
Profit before income tax		**84,146**	64,848
Income tax expense	*10*	**(17,669)**	(12,467)
Profit for the period		**66,477**	52,381
Attributable to:			
Equity holders of the Company		**60,553**	48,616
Minority interests		**5,924**	3,765
		66,477	52,381
Earnings per share for profit attributable to the equity holders of the Company during the period (expressed in US cents per share)			
– basic	*11*	**2.514**	2.103
– diluted	*11*	**2.510**	2.101
Dividends	*12*	**32,381**	27,298

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(All amounts in US dollar thousands)

		Unaudited				
		Attributable to equity holders of the Company				
	Note	Share capital	Other reserves	Retained earnings	Minority interests	Total
Balance at 1 January 2004, as previously reported as equity		815,240	1,516,097	292,664	-	2,624,001
Balance at 1 January 2004, as previously separately reported as minority interests		-	-	-	305,515	305,515
Currency translation differences arising from adjustment of depreciation for hotel properties and amortisation of leasehold land	*2(i)*	-	39,348	-	77	39,425
Depreciation for hotel properties and amortisation of leasehold land, net of deferred income tax liabilities	*2(i)*	-	-	(485,653)	(38,064)	(523,717)
Revaluation surplus of investment properties to be recognised in income statement, net of deferred income tax liabilities	*2(i)*	-	(131,064)	131,064	-	-
Reversal of revaluation reserves for hotel properties, net of deferred income tax liabilities	*2(i)*	-	(519,382)	-	(79,123)	(598,505)
Balance at 1 January 2004, as restated		815,240	904,999	(61,925)	188,405	1,846,719
Currency translation differences		-	(8,551)	-	(1,713)	(10,264)
Net expenses recognised directly in equity		-	(8,551)	-	(1,713)	(10,264)
Profit for the period		-	-	48,616	3,765	52,381
Total recognised income/(expenses) for the six months ended 30 June 2004		-	(8,551)	48,616	2,052	42,117
Issue of convertible bonds – equity component	*2(iii)*	-	20,075	-	-	20,075
Issue of shares upon share placement		174,110	-	-	-	174,110
Allotment of shares upon exercise of share options		87	-	-	-	87
Payment of 2003 final dividend		-	-	(24,258)	-	(24,258)
Dividend paid to and equity acquired from minority interests		-	-	-	(117)	(117)
		174,197	20,075	(24,258)	(117)	169,897
Balance at 30 June 2004, as restated		989,437	916,523	(37,567)	190,340	2,058,733

Balance at 1 January 2005, as previously reported as equity		1,029,599	1,696,818	382,566	–	3,108,983
Balance at 1 January 2005, as previously separately reported as minority interests		–	–	–	324,000	324,000
Currency translation differences arising from adjustment of depreciation for hotel properties and amortisation of leasehold land	*2(i)*	–	37,091	–	73	37,164
Depreciation for hotel properties and amortisation of leasehold land, net of deferred income tax liabilities	*2(i)*	–	–	(520,227)	(41,403)	(561,630)
Revaluation surplus of investment properties to be recognised in income statement, net of deferred income tax liabilities	*2(i)*	–	(139,693)	139,693	–	–
Reversal of revaluation reserves for hotel properties, net of deferred income tax liabilities	*2(i)*	–	(665,348)	–	(96,023)	(761,371)
Issue of convertible bonds – equity component	*2(iii)*	–	20,075	–	–	20,075
Increase in finance costs of convertible bonds	*2(iii)*	–	–	(2,491)	–	(2,491)
Opening adjustment for the adoption of HKAS 38	*2(iv)*	–	–	184,471	–	184,471
Opening adjustment for the adoption of HKAS 39	*2(v)*	–	–	(12,196)	–	(12,196)
Balance at 1 January 2005, as restated		1,029,599	948,943	171,816	186,647	2,337,005
Currency translation differences		–	(23,649)	–	(2,592)	(26,241)
Net expenses recognised directly in equity		–	(23,649)	–	(2,592)	(26,241)
Profit for the period		–	–	60,553	5,924	66,477
Total recognised income/(expenses) for the six months ended 30 June 2005		–	(23,649)	60,553	3,332	40,236
Issue of shares upon conversion of convertible bonds – equity component	*6*	39,496	(3,798)	–	–	35,698
Allotment of shares upon exercise of share options	*6*	4,371	–	–	–	4,371
Granting of option shares – value of employee service	*2(ii)*	–	868	–	–	868
Payment of 2004 final dividend		–	–	(30,878)	–	(30,878)
Dividend paid to and equity acquired from minority interests		–	–	–	(8,209)	(8,209)
		43,867	(2,930)	(30,878)	(8,209)	1,850
Balance at 30 June 2005		**1,073,466**	**922,364**	**201,491**	**181,770**	**2,379,091**

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US dollar thousands unless otherwise stated)

1. Basis of preparation and accounting policies

These unaudited condensed consolidated financial statements have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

These condensed consolidated financial statements should be read in conjunction with the 2004 annual financial statements.

The accounting policies and methods of computation used in the preparation of these condensed consolidated financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2004 except that the Group has changed certain of its accounting policies following its adoption of new/revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards and Interpretations issued by the HKICPA ("new HKFRS") which are effective for accounting periods commencing on or after 1 January 2005.

These interim financial statements have been prepared in accordance with those new HKFRS issued and effective as at the time of preparing these information (August 2005). The new HKFRS that will be applicable at 31 December 2005, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing this interim financial information.

The changes to the Group's accounting policies and the effect of adopting these new policies are set out in note 2 below.

2. Changes in accounting policies

In 2005, the Group adopted the new HKFRS, which are relevant to its operations. The 2004 comparatives have been amended as required, in accordance with the relevant requirements. The adoption of the new HKFRS has the following impacts on the Group's accounting policies and/ or presentation of financial statements:

(a) The adoption of HKAS 1 "Presentation of Financial Statements" has affected the presentation of minority interests, share of net after-tax results of associates and other disclosures. In the consolidated balance sheet, minority interests are now shown within total equity. In the consolidated income statement, minority interests are presented as an allocation of the total profit or loss for the period.

(b) As specified by HKAS 40 "Investment Property", hotel properties were to no longer be accounted for as investment properties but should adopt HKAS 16 "Property, Plant and Equipment". The adoption of HKAS 16 has resulted in a change in accounting policy relating to hotel properties and retrospective application is required. Hotel properties were previously classified under investment properties and the changes in the valuation were dealt with in the investment properties revaluation reserves. In accordance with the provisions of HKAS 16, the underlying buildings and integral plant and machinery of a hotel property have been classified under property, plant and equipment and carried at cost less accumulated depreciation and impairment. The underlying freehold land of a hotel property has also been classified as property, plant and equipment and carried at cost less impairment while the underlying leasehold land of a hotel property is accounted for in accordance with the provisions of HKAS 17 "Leases".

(c) The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of leasehold land and land use rights from property, plant and equipment to operating leases and retrospective application is required. The up-front prepayments made for the leasehold land and land use rights are expensed in the income statement on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the income statement. A lease of land and building is split into a lease of land and a lease of building in proportion to the relative fair values of the leasehold interests in the land element and the building element of the lease at the inception of the lease. The lease of land is stated at cost and amortised over the period of the lease whereas the building is stated at cost less accumulated depreciation. In prior years, the leasehold land of a hotel property was included as part of the hotel property while other leasehold land was classified under property, plant and equipment at cost less impairment.

(d) The adoption of HKAS 32 "Financial Instruments: Disclosures and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement" has resulted in a change in the accounting policy for recognition, measurement, derecognition and disclosure of financial instruments.

Under HKAS 32, convertible bonds issued are split into their liability and equity components at initial recognition by recognising the liability component at its fair value which is determined using a market interest rate for equivalent non-convertible bonds and attributing to the equity component the difference between the proceeds from the issue and the fair value of the liability component. The liability component is subsequently carried at amortised cost. The equity component is recognised in the convertible bonds reserve until the bond is either converted (in which case it is transferred to share premium) or the bond is redeemed (in which case it is released directly to retained earnings). In prior years, convertible bonds were stated at face value plus the accrued redemption premium. The redemption premium was accrued using effective interest rate method. The issuance costs incurred for the arrangement of convertible bonds were capitalised and amortised on a straight-line basis over the period of the convertible bonds. Retrospective application is required for adoption of HKAS 32.

Under HKAS 39, equity investments held on a continuing basis for an identifiable long-term purpose are classified as available-for-sale financial assets and are continued to be stated at cost less impairment as the fair value cannot be reliably measured. If there is objective evidence that an individual investment has been impaired, such impairment would be recognised in the income statement. Listed equity securities held for trading purpose are classified as financial assets held for trading and are continued to be stated at closing price with all realised and unrealised gains or losses to be recognised in the income statement. Long term receivables are classified as other receivables and are recognised initially at cost and subsequently measured at amortised cost using the effective interest method, less provision for impairment with changes in carrying value to be recognised in the income statement. All non-hedging derivative financial instruments entered are stated at fair value with changes recognised in the income statement. In prior years, equity investments for long term purpose were disclosed as long term investments and stated at cost less impairment through profit or loss. Listed equity securities held for trading purpose were disclosed as other investments and were stated at market value with changes to such value accounted through profit or loss. Long term receivables were stated at cost less impairment which, if any, was accounted through profit or loss. Derivative financial instruments entered were recognised on a cash basis. Prospective application is required for adoption of HKAS 39 by way of adjustments to the opening balance of retained earnings as at 1 January 2005. Comparative amounts have not been restated.

(e) The adoption of revised HKAS 40 has resulted in a change in the accounting policy for investment properties of which the changes in fair values are recorded in the income statement as part of other income and retrospective application is required. In prior years, the increases in fair value were credited to the investment properties revaluation reserves. Decreases in fair value were first set off against increases on earlier valuations on a portfolio basis and thereafter expensed in the income statement.

(f) The adoption of HKAS-Int 21 "Income Taxes – Recovery of Revalued Non-Depreciated Assets" has resulted in a change in accounting policy relating to the measurement of deferred income tax liabilities arising from the revaluation of investment properties. Such deferred income tax liabilities are measured on the basis of tax consequences that would follow from recovery of the carrying amount of that asset through use except for those under investment properties held on freehold land. In prior years, the carrying amount of all the investment properties was expected to be recovered through sale.

(g) The adoption of HKFRS 2 "Share-based Payments" has resulted in a change in the accounting policy for share-based payments. With effect from 1 January 2005, the Group recognises the fair value of share options granted as an expense in the income statement over the vesting period with a corresponding increase being recognised in an option reserve. The related option reserve is transferred to share capital and share premium, together with the exercise price, when the option holder exercises its rights. In prior years, no amount was recognised when options were granted. If the option holders chose to exercise the options, the nominal amount of share capital and share premium were credited only to the extent of the option's exercise price receivable. The Group has taken advantage of the transitional provisions in HKFRS 2 under which the new recognition and measurement policies have not been applied to all options granted on or before 7 November 2002 as all the outstanding options as at 31 December 2004 were granted before 7 November 2002. Accordingly, only the cost of new share options granted in 2005 will be expensed in the income statement.

(h) The adoption of HKFRS 3 "Business Combinations", HKAS 36 "Impairment of Assets" and HKAS 38 "Intangible Assets" results in a change in the accounting policy for positive goodwill and negative goodwill and prospective application is required. Until 31 December 2004,

- positive goodwill was amortised on a straight line basis over its useful life of 15 years and was subject to impairment testing when there were indications of impairment; and

- negative goodwill was amortised over the weighted average useful life of 15 years of the non-monetary assets acquired, except to the extent it related to identified expected future losses as at the date of acquisition. In such cases it was recognised in the income statement as those expected losses were incurred.

In accordance with the provisions of HKFRS 3:

- the Group ceased amortisation of positive goodwill from 1 January 2005;

- accumulated amortisation as at 31 December 2004 has been deducted from the cost of positive goodwill;

- from the year ending 31 December 2005 onwards, positive goodwill will be tested annually for impairment, as well as when there is indication of impairment.

– in accordance with the transitional provisions in HKFRS 3, all negative goodwill was derecognised at 1 January 2005 with a corresponding increase in retained earnings.

The Group has reassessed the useful lives of its intangible assets in accordance with the provisions of HKAS 38. No adjustment resulted from this reassessment.

Effect of adopting new HKFRS

(i) The adoption of HKAS 16, revised HKAS 17, HKAS 40 and HKAS-Int 21 resulted in a decrease in opening retained earnings and other reserves at 1 January 2004 by US$354,589,000 and US$611,098,000, respectively.

	As at 30 June 2005	As at 31 December 2004
Increase in property, plant and equipment	**1,371,868**	1,401,974
Increase in leasehold land and land use rights	**365,504**	366,111
Decrease in investment properties	**3,119,847**	3,119,847
Decrease in interest in associates	**138,948**	136,584
Increase in deferred income tax assets	**2,350**	2,350
Decrease in deferred income tax liabilities	**209,136**	200,159
Decrease in investment properties revaluation reserve	**579,732**	579,732
Decrease in share of investment properties revaluation reserves in associates	**225,309**	225,309
Increase in exchange fluctuation reserve	**37,091**	37,091
Decrease in minority interests	**139,728**	137,353
Decrease in retained earnings	**402,259**	380,534

	For the year ended 31 December 2004	**For the six months ended 30 June 2005**	For the six months ended 30 June 2004
Increase in other operating expenses	52,709	**30,713**	27,737
Increase/(decrease) in share of profit of associates	15,692	**(2,364)**	(2,827)
Decrease in deferred income tax	8,914	**8,977**	9,319
Decrease in profit attributable to minority interests	2,158	**2,375**	1,829
Decrease in basic earnings per share (in US cents)	1.108	**0.902**	0.840
Decrease in diluted earnings per share (in US cents)	1.106	**0.900**	0.839

(ii) The adoption of HKFRS 2 resulted in:

	As at 30 June 2005
Increase in other reserves	**868**
Decrease in retained earnings	**868**

	For the six months ended 30 June 2005
Increase in other operating expenses	**868**
Decrease in basic earnings per share (in US cents)	**0.036**
Decrease in diluted earnings per share (in US cents)	**0.036**

There was no impact on opening retained earnings at 1 January 2004 and 1 January 2005 from the adoption of HKFRS 2.

(iii) The adoption of HKAS 32 resulted in a decrease in retained earnings and an increase in other reserves as at 1 January 2005 by US$2,491,000 and US$20,075,000, respectively:

	As at	
	30 June 2005	31 December 2004
Increase in convertible bonds reserve	**16,277**	20,075
Decrease in retained earnings	**4,153**	2,491
Decrease in convertible bonds	**14,719**	20,199
Decrease in accounts receivables, prepayments and deposits	**2,156**	2,615
Increase in share capital	**439**	–

	For the year ended 31 December 2004	For the six months ended	
		30 June 2005	30 June 2004
Increase in finance costs	2,491	**1,662**	657
Decrease in basic earnings per share (in US cents)	0.106	**0.069**	0.028

There was no dilution effect on earnings per share in 2004 and 2005.

(iv) The adoption of HKFRS 3 and HKAS 38 resulted in an increase in opening retained earnings at 1 January 2005 by US$184,471,000 and the details of the adjustments to the balance sheet at 30 June 2005 and profit and loss for the six months ended 30 June 2005 are as follows:

	As at 30 June 2005
Increase in intangible assets	**181,635**
Increase in retained earnings	**181,635**

	For the six months ended 30 June 2005
Increase in other operating expenses	**2,836**
Decrease in basic earnings per share (in US cents)	**0.118**
Decrease in diluted earnings per share (in US cents)	**0.118**

There was no impact on opening retained earnings at 1 January 2004 from the adoption of HKFRS 3.

(v) The adoption of HKAS 39 resulted in a decrease in opening retained earnings at 1 January 2005 by US$12,196,000 and the details of the adjustments to the balance sheet at 30 June 2005 and profit and loss for the six months ended 30 June 2005 are as follows:

	As at 30 June 2005
Decrease in other receivables	**977**
Decrease in accounts payable and accruals	**3,512**
Increase in derivative financial instruments (liabilities)	**7,400**
Decrease in retained earnings	**4,865**

	For the six months ended 30 June 2005
Increase in other gains – net	**569**
Decrease in finance costs	**6,762**
Increase in basic earnings per share (in US cents)	**0.304**
Increase in diluted earnings per share (in US cents)	**0.304**

3. **Critical accounting estimates and judgements**

The Group makes estimates and assumptions concerning the future. There are no major changes in the critical estimates and judgments since 31 December 2004. For the investment properties, the Group has relied on the professional valuation as at 31 December 2004.

4. **Segment information**

Primary reporting format – geographical segments

The Group is managed on a worldwide basis in six main geographical areas:

Hong Kong	– hotel ownership, operation and management
Mainland China	– hotel ownership, operation and management
	– ownership and leasing of office, commercial and serviced apartments
The Philippines	– hotel ownership, operation and management
Singapore	– hotel ownership, operation and management
	– ownership and leasing of office, commercial and serviced apartments
Thailand	– hotel ownership, operation and management
	– ownership and leasing of office, commercial and serviced apartments
Malaysia	– hotel ownership, operation and management, golf club ownership and operation
	– ownership and leasing of office, commercial and serviced apartments
Other countries	– hotel ownership, operation and management

Secondary reporting format – business segments

The Group is organised on a worldwide basis into three main business segments:

Hotel operation	– ownership and operation of hotel business
Hotel management	– provision of hotel management and related services
Property rentals	– ownership and leasing of office, commercial and serviced apartments

Primary reporting format – geographical segments

Segment income statement
For the six months ended 30 June 2005 (US$ million)

	The People's Republic of China Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Sales									
External sales	86.7	116.0	51.2	56.6	24.1	34.8	19.3	-	388.7
Inter-segment sales	2.6	4.8	3.0	1.5	1.1	1.0	0.4	(14.4)	-
Total	89.3	120.8	54.2	58.1	25.2	35.8	19.7	(14.4)	388.7
Result									
Segment results	12.1	21.2	9.1	14.8	8.7	6.3	5.9	-	78.1
Interest income									1.8
Dividend income									0.7
Net realised and unrealised gains on financial assets held for trading									2.1
Net gains on Interest-rate swap contracts									0.6
Unallocated corporate expenses									(4.7)
Loss on disposal of interest in associates									(2.9)
Operating profit									75.7
Finance costs									(14.4)
Share of profit of associates	-	20.7	-	0.8	-	0.7	0.6	-	22.8
Profit before income tax									84.1
Depreciation	(6.1)	(19.3)	(8.3)	(6.5)	(3.8)	(4.2)	(1.2)	-	(49.4)
Amortisation	(0.9)	(2.5)	-	-	-	(0.1)	(0.2)	-	(3.7)
Capital expenditures	9.2	86.5	15.2	1.1	2.1	4.6	7.0	-	125.7

Segment balance sheet
As at 30 June 2005 (US$ million)

	Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Segment assets	273.9	1,278.8	405.0	606.4	156.5	335.4	101.3	(10.7)	3,146.6
Interest in associates	-	506.8	-	58.8	-	21.2	37.6	-	624.4
Unallocated assets									131.2
Goodwill									75.8
Total assets									3,978.0
Segment liabilities	(41.7)	(58.9)	(19.9)	(19.8)	(9.2)	(14.8)	(15.8)	10.7	(169.4)
Unallocated liabilities									(1,429.5)
Total liabilities									(1,598.9)

Segment income statement

For the six months ended 30 June 2004 (US$ million)

	The People's Republic of China								
	Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Sales									
External sales	71.0	101.4	42.5	49.0	21.6	41.2	14.1	-	340.8
Inter-segment sales	3.0	4.4	2.1	1.2	1.0	1.1	0.2	(13.0)	-
Total	74.0	105.8	44.6	50.2	22.6	42.3	14.3	(13.0)	340.8
Result									
Segment results	6.5	22.8	7.0	12.3	7.4	7.2	(0.4)	-	62.8
Interest income									2.0
Dividend income									0.5
Net realised and unrealised gains on financial assets held for trading									5.8
Unallocated corporate expenses									(2.7)
Amortisation of negative goodwill									2.8
Operating profit									71.2
Finance costs									(24.2)
Share of profit of associates	-	16.5	-	0.4	-	0.9	-	-	17.8
Profit before income tax									64.8
Depreciation	(5.0)	(16.9)	(7.5)	(5.9)	(3.2)	(4.5)	(1.5)	-	(44.5)
Amortisation	(1.0)	(1.7)	-	-	-	(0.1)	(0.1)	-	(2.9)
Amortisation of negative goodwill									2.8
Capital expenditures	7.1	57.8	6.6	1.2	3.4	1.5	4.4	-	82.0

Segment balance sheet

As at 31 December 2004 (US$ million)

	Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Segment assets	280.0	1,228.9	393.3	628.1	165.2	334.0	100.3	(10.0)	3,119.8
Interest in associates	-	492.5	-	59.8	-	37.4	37.1	-	626.8
Unallocated assets									81.7
Negative goodwill									(109.0)
Total assets									3,719.3
Segment liabilities	(55.5)	(66.9)	(20.5)	(22.9)	(9.9)	(18.6)	(18.2)	10.0	(202.5)
Unallocated liabilities									(1,352.1)
Total liabilities									(1,554.6)

Secondary reporting format – business segments

For the six months ended/as at 30 June 2005 (US$ million)

	Sales	Segment results	Total assets	Capital expenditures
Hotel operation				
– Room rentals	**199.1**			
– Food and beverage sales	**145.2**			
– Renderings of ancillary services	**27.8**			
	372.1	**70.5**	**2,694.3**	**124.9**
Hotel management	**22.1**	**4.6**	**33.3**	**0.7**
Property rentals	**8.9**	**3.0**	**429.7**	**0.1**
Elimination	**(14.4)**	**–**	**(10.7)**	**–**
	388.7	**78.1**	**3,146.6**	**125.7**
Interest in associates			**624.4**	**–**
Unallocated assets			**131.2**	**–**
Goodwill			**75.8**	**–**
Total			**3,978.0**	**125.7**

For the six months ended 30 June 2004 (US$ million)

	Sales	Segment results	Total assets	Capital expenditures
Hotel operation				
– Room rentals	170.0			
– Food and beverage sales	131.9			
– Renderings of ancillary services	24.3			
	326.2	55.9		80.3
Hotel management	19.1	3.7		1.1
Property rentals	8.5	3.2		0.6
Elimination	(13.0)	–		–
Total	340.8	62.8		82.0

As at 31 December 2004 (US$ million)

	Total assets
Hotel operation	2,675.2
Hotel management	28.1
Property rentals	426.5
Elimination	(10.0)
	3,119.8
Interest in associates	626.8
Unallocated assets	81.7
Negative goodwill	(109.0)
Total	3,719.3

5. **Accounts receivables, prepayments and deposits**

The fair value of the trade and other receivables are not materially different from their carrying value.

The majority of the Group's sales are by credit cards or with deposit payment. The remaining amounts are with general credit term of 30 days. The Group has a defined credit policy. The ageing analysis of the trade receivables were as follows:

	As at 30 June 2005	31 December 2004
0 – 3 months	**36,995**	35,013
4 – 6 months	**1,525**	1,418
Over 6 months	**1,583**	1,301
	40,103	37,732

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

6. **Share capital**

	No. of shares ('000)	Amount: Ordinary shares	Amount: Share premium	Amount: Total
Authorised – Ordinary shares of HK$1 each				
At 31 December 2004 and 30 June 2005	5,000,000	646,496	–	646,496
Issued and fully paid – Ordinary shares of HK$1 each				
At 1 January 2005	2,404,292	310,588	719,011	1,029,599
Allotment of shares upon exercise of share options *(note (a))*	4,500	577	3,794	4,371
Issue of shares upon conversion of convertible bonds *(note (b))*	31,911	4,091	35,405	39,496
At 30 June 2005	**2,440,703**	**315,256**	**758,210**	**1,073,466**

(a) The following option shares at various exercise prices granted to option holders of the Company under the Executive Option Scheme and the New Option Scheme were exercised:

	Number of option shares issued				
	At HK$8.26 per option share	At HK$8.82 per option share	At HK$8.18 per option share	At HK$6.81 per option share	Total consideration
In year 2005					
January	232,224	204,439	203,763	1,284,000	1,812
February	-	163,821	-	380,000	517
March	127,084	96,911	-	152,000	377
April	-	96,911	-	398,000	457
May	800,000	-	-	-	847
June	180,000	-	67,921	113,000	361
For the six months ended 30 June 2005	**1,339,308**	**562,082**	**271,684**	**2,327,000**	**4,371**

The weighted average closing price of the shares immediately before the dates on which the options were exercised was HK$11.28.

(b) During the period the following convertible bonds issued by a wholly owned subsidiary of the Company have been converted by the bondholders at a conversion price of HK$9.25 per ordinary share of the Company and the following ordinary shares have been issued:

Issue date of ordinary shares	**Face value of convertible bonds**	**Number of ordinary shares issued**
February 2005	US$100,000	84,324
June 2005	US$37,743,000	31,826,521

Share options

The Company has two share option schemes: the Executive Option Scheme and the New Option Scheme.

Movements in the number of outstanding option shares and their related weighted average exercise prices are as follows:

	For the six months ended 30 June 2005	
	Average exercise price in HK$ per option share	**Number of option shares**
At 1 January	8.00	17,312,433
Granted	11.60	18,150,000
Exercised	7.58	(4,500,074)
Lapsed	9.28	(279,555)
At 30 June	10.18	30,682,804

Outstanding option shares at the end of the period have the following expiry dates and exercise prices:

Expiry date	Exercise price in HK$ per option share	Number of option shares as at 30 June 2005
Executive Option Scheme		
30 April 2008	8.26	4,500,468
14 January 2010	8.82	4,148,072
14 January 2011	8.18	1,494,264
		10,142,804
New Option Scheme		
28 May 2012	6.81	2,490,000
27 April 2015	11.60	18,050,000
		20,540,000

The fair value of each option granted during the six months ended 30 June 2005 determined using the Black-Scholes valuation model was HK$3.0 (year ended 31 December 2004: nil). The significant inputs into the model were share price of HK$11.60 at the grant date, exercise price shown above, standard deviation of expected share price returns of 29.59%, expected life of options of 5 years, expected dividend yield of 1.84% and annual risk-free interest rate of 3.16%. The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over the last year.

According to the terms of the two option schemes, options on 523,476 shares, 465,172 shares and 150,000 shares with exercise price per share of HK$8.26, HK$8.82 and HK$6.81, respectively have been exercised subsequent to 30 June 2005 and up to the date of the announcement. Options on 130,000 shares with exercise price of HK$11.60 have lapsed subsequent to 30 June 2005 and up to the date of this announcement.

7. Accounts payable and accruals

At 30 June 2005, the ageing analysis of the trade payables were as follows:

	As at 30 June 2005	31 December 2004
0 – 3 months	**27,182**	33,213
4 – 6 months	**3,217**	708
Over 6 months	**1,097**	1,105
	31,496	35,026

8. Expenses by nature

Expenses included in cost of sales, marketing expenses, administrative expenses and other operating expenses are analysed as follows:

	For the six months ended	
	30 June 2005	30 June 2004
Depreciation and amortisation (net of amount capitalised of US$72,000 (2004: US$30,000))	**53,140**	47,410
Amortisation of negative goodwill	**–**	(2,849)
Employee benefit expenses	**102,120**	88,353
Cost of inventories sold or consumed in operation	**48,410**	43,549
Loss on disposal of fixed assets	**323**	245
Discarding of fixed assets due to renovation of hotels	**1,744**	2,948
Expenses on share options granted	**868**	–

9. Other gains – net

	For the six months ended	
	30 June 2005	30 June 2004
Available-for-sale financial:		
– impairment losses	**(33)**	–
Gains (realised and unrealised) on financial assets held for trading	**2,148**	5,780
Derivative instruments:		
– interest-rate swap contracts:		
transactions not qualifying as hedges	**569**	–
Loss on disposal of associates	**(2,925)**	–
Interest income	**1,763**	2,035
Dividend income	**675**	485
Others	**809**	423
	3,006	8,723

10. Income tax expense

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profit for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates.

	For the six months ended	
	30 June 2005	30 June 2004
Current income tax		
– Hong Kong profits tax	**4,256**	3,248
– Overseas taxation	**12,002**	9,974
Deferred income tax	**1,411**	(755)
	17,669	12,467

Share of associates' taxation for the six months ended 30 June 2005 of US$12,259,000 (2004: US$8,653,000) are included in the income statement as share of profits of associates.

11. Earnings per share

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period.

	For the six months ended	
	30 June 2005	30 June 2004
Profit attributable to equity holders of the Company	**60,553**	48,616
Weighted average number of ordinary shares in issue (thousands)	**2,408,711**	2,311,645
Basic earnings per share (US cents per share)	**2.514**	2.103

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has two categories of dilutive potential ordinary shares: convertible bonds and share options. The convertible bonds are assumed to have been converted into ordinary shares and the net profit is adjusted to eliminate the interest expense. For the share options a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is increased by the number of shares that would have been issued assuming the exercise of the share options.

For the six months ended 30 June 2005, all the share options issued under the Executive Option Scheme and the share options at exercise price of HK$6.81 per option share issued under the New Option Scheme have the greatest dilution effect. For the six months ended 30 June 2004, only the share options at exercise price of HK6.81 per option share issued under the New Option Scheme have the greatest dilution effect.

	For the six months ended	
	30 June 2005	30 June 2004
Profit attributable to equity holders of the Company	**60,553**	48,616
Weighted average number of ordinary shares in issue (thousands)	**2,408,711**	2,311,645
Adjustments for – share options (thousands)	**4,123**	1,891
Weighted average number of ordinary shares for diluted earnings per share (thousands)	**2,412,834**	2,313,536
Diluted earnings per share (US cents per share)	**2.510**	2.101

12. Dividends

	For the six months ended	
	30 June 2005	30 June 2004
Interim dividend proposed of HK10 cents (2004: HK9 cents) per ordinary share	**32,381**	27,298

Notes:

(a) At a meeting held on 31 March 2005, the directors proposed a final dividend of HK10 cents per ordinary share for the year ended 31 December 2004, which was paid on 8 June 2005 and has been reflected as an appropriation of retained earnings for the six months ended 30 June 2005.

(b) At a meeting held on 26 August 2005, the directors declared an interim dividend of HK10 cents per ordinary share for the year ending 31 December 2005. This proposed dividend is not reflected as a dividend payable in these financial statements, but will be reflected as a distribution of retained earnings for the year ending 31 December 2005.

13. Contingencies and charges over assets

a. Contingent liabilities

As at 30 June 2005, contingent liabilities of the Group were as follows:

(i) The Group executed proportionate guarantees in favour of banks for securing banking facilities granted to certain associates. The utilised amount of such facilities covered by the Group's guarantees for these associated companies amounts to US$25,183,000 (31 December 2004: US$25,265,000).

(ii) The Group executed a performance guarantee in favour of the owner of a hotel in Sydney for the financial performance of the hotel under a management contract. The maximum cumulative amount of liability under such guarantee is A$10,000,000 (equivalent to US$7,622,000) (31 December 2004: A$10,000,000).

b. Charges over assets

As at 30 June 2005, bank loans of a subsidiary amounting to US$51,000 (31 December 2004: US$68,000) were secured by charges over certain motor vehicles of the subsidiary with net book values totaling US$104,000 (31 December 2004: US$112,000).

14. **Commitments**

Capital expenditure at the balance sheet date but not yet incurred is as follows:

	As at	
	30 June 2005	31 December 2004
Property, plant and equipment at existing properties		
Contracted but not provided for	**26,698**	32,009
Authorised but not contracted for	**41,130**	52,297
Development projects		
Contracted but not provided for	**135,190**	76,430
Authorised but not contracted for	**1,394,850**	1,155,190
	1,597,868	1,315,926

15. **Events after the balance sheet date**

(a) The Company issued the following new ordinary shares to holders of convertible bonds who have exercised the right of conversion at conversion price of HK$9.25 per ordinary share subsequent to 30 June 2005 and up to the date of this announcement:

Issue date of ordinary shares	**Face value of convertible bonds** *US$'000*	**Number of new ordinary shares issued**
July 2005	**45,100**	38,030,266
August 2005	**54,365**	45,842,906
	99,465	83,873,172

(b) The Company issued a total of 1,138,648 new ordinary shares to share option holders who have exercised their rights subsequent to 30 June 2005 and up to the date of this announcement.

(c) In August 2005, the Group executed an unsecured bilateral dual-currency (HK/US dollar) loan agreement with a bank at a total amount equivalent to US$100 million. The loan has a maturity of 5 years and the all-inclusive cost is 37 basis points over LIBOR or HIBOR at the option of the Group.

OPERATIONS REVIEW

(Performance compared to the corresponding period last year)

The Group's business is organised into three main segments:

Hotel operation	–	Hotel ownership and operation
Hotel management	–	Provision of hotel management and related services to Group-owned hotels and to hotels owned by third parties
Property rentals	–	Ownership and leasing of office properties, commercial properties and serviced apartments.

Revenues

Hotel Operation

The Group's turnover from operations is derived principally from its hotels. Following the opening of the Shangri-La Hotel, Fuzhou in Mainland China for business on 25 January 2005, the Group has equity interest in 37 operating hotels with 18,874 rooms as at 30 June 2005.

The Group benefited from the continuing robust travel demand in Mainland China, buoyant global tourism and business travel and the economic growth throughout the regions that the Group operates. Among all, the resorts in Malaysia and Fiji, the 2 hotels in Hong Kong, the China World Hotel, Beijing and the hotels in Shanghai (Puxi), Dalian, Qingdao and Harbin (Mainland China) recorded significant increase in terms of both the average room rate (ranging from 13% to 31%) and average room yield ("RevPAR") (ranging from 14% to 45%). Overall weighted average room rate and weighted average RevPAR for the period increased by 14% and 17% respectively, compared to last year. Correspondingly, the Group's food and beverage revenue also increased by 10%.

The key performance indicators of the Group for the period are as follows:

	2005			2004		
		Weighted Average Transient			Weighted Average Transient	
Country	**Occupancy**	**Room Rate**	**RevPAR**	Occupancy	Room Rate	RevPAR
	(%)	*(US$)*	*(US$)*	*(%)*	*(US$)*	*(US$)*
The People's Republic of China						
Hong Kong	**74**	**241**	**182**	66	199	145
Mainland China	**71**	**108**	**75**	70	97	69
Singapore	**81**	**121**	**96**	73	114	81
The Philippines	**78**	**107**	**81**	69	100	68
Malaysia	**70**	**70**	**49**	71	63	44
Thailand	**77**	**118**	**87**	78	108	81
Fiji	**67**	**113**	**96**	54	90	68
Indonesia	**55**	**103**	**49**	47	94	42
Myanmar	**47**	**33**	**15**	46	33	15

Notes:

(i) The RevPAR of hotels under renovation has been computed by excluding the number of rooms under renovation.

(ii) Performance indicators for hotels in Malaysia in 2004 have included Shangri-La's Rasa Sayang Resort, Penang which has been closed down for major redevelopment since 1 December 2004.

(iii) The performance of the Shangri-La Hotel, Surabaya in which the Group only has 10% equity interest has not been included in the performance indicators.

Hotel Management

The hotel management arm of the Group has hotel management and/or technical consultation and project management services contracts in respect of all the Group's hotels with the exception of the Portman Ritz-Carlton Hotel, Shanghai. As at 30 June 2005, it also had hotel management contracts in respect of 10 operating hotels with 2,997 rooms and technical services and hotel management contracts in respect of 15 hotel projects owned by third parties. Aided by the strong growth of the hotels' business, the hotel management arm of the Group recorded a 16% increase in revenues before consolidation adjustment for the current period compared to last year.

Property Rentals

The Group's investment properties are located principally in Shanghai and Beijing and are owned by associated companies. The yields of both the serviced apartments, office and commercial space in these two cities recorded an increase ranging from 4% for the commercial space in the China World Trade Center in Beijing to 45% for the serviced apartments of that center with occupancies increasing from 52% to 77%. The yields of the investment properties in other locations have also improved with the exception of the commercial space in Bangkok (decreased marginally by 1%), and the commercial space (decreased by 52%) and the office space (decreased by 10%) in Kuala Lumpur.

Consolidated Profits

The consolidated profit attributable to the equity holders of the Company increased to US$60.6 million from US$48.6 million after restatement in the same period last year. The financial performance reflected the combined effects of the 14.0% increase in consolidated turnover and 1.9 percentage point increase in the gross profit ratio.

Financial Indicators of the Group

	For the six months ended	
	30 June 2005	30 June 2004
Return on Equity [Profit attributable to equity holders of the Company / Average equity attributable to equity holders of the Company]	**2.90%**	2.76%
EBITDA [Earning before interest, tax, depreciation, amortisation and non-operating items]	**US$125,812,000**	US$106,842,000
EBITDA Margin [EBITDA/Sales]	**32.4%**	31.3%

CORPORATE DEBT AND FINANCIAL CONDITIONS

The Group has satisfactorily complied with all covenants under its borrowing agreements. The analysis of borrowings outstanding as at 30 June 2005 is as follows:

	Maturities of Borrowings Contracted as at 30 June 2005				
			Repayment		
(US$ million)	Within 1 year	In the 2nd year	In the 3rd to 5th year	After 5 years	Total
Borrowings					
Convertible bonds	–	–	153.3	–	153.3
Corporate bank loans	–	487.2	368.6	–	855.8
Project bank loans and overdrafts	34.8	14.5	56.4	16.8	122.5
Total borrowings	34.8	501.7	578.3	16.8	1,131.6
Undrawn but committed facilities					
Bank loans and overdrafts	187.6	29.9	426.8	–	644.3

The currency-mix of the borrowings, and cash and cash equivalents as at 30 June 2005 is as follows:

(US$ million)	Borrowings	Cash and cash equivalents
In Hong Kong dollars	912.0	71.9
In Singapore dollars	–	4.2
In Malaysian Ringgit	38.1	2.1
In Renminbi	23.3	43.2
In United States dollars	158.2	63.9
In Thai Baht	–	26.3
In Philippine Pesos	–	3.8
In Fiji dollars	–	3.9
In other currencies	–	0.8
	1,131.6	220.1

The borrowings in Hong Kong dollars, Malaysian Ringgit and United States dollars (with the exception of the convertible bonds) are at variable rates of interest at spreads over HIBOR, Cost of Funds and SIBOR, respectively. The loans in Renminbi are at rates specified by The People's Bank of China from time to time. As at 30 June 2005 of the Group's borrowings, US$51,000 (31 December 2004: US$68,000) were secured by charges over certain motor vehicles of a subsidiary with a net book value of US$104,000 (31 December 2004: US$112,000).

As at 30 June 2005, of the Group's cash and cash equivalents, US$118.0 million (31 December 2004: US$111.3 million) were kept in Mainland China, Malaysia, Thailand, the Philippines, Fiji and Myanmar. The remittance of funds out of these countries is subject to rules and regulations of foreign exchange control promulgated by the governments of the respective countries.

TREASURY POLICIES

The treasury policies consistently followed by the Group aim to:

(a) **Minimise interest risk**

This is accomplished in the loan re-financing and loan negotiation process. The Group closely monitors its loan portfolio and compares the interest margin under existing agreements against new offers. During the period, the Group has executed new five-year unsecured dual currencies (HK/US dollar) loan agreements for a total amount of US$594 million at all-inclusive costs of HIBOR/LIBOR plus 37 basis points per annum. With these facilities in place, the Group prepaid HK$2,380 million (equivalents US$305 million) under other agreements which carried higher interest rates. The Group has also sought to reduce its interest rate exposure by entering into HIBOR interest rate swap contracts. The Group has entered into new five-year HIBOR interest rate swap contracts for an aggregate principal amount of HK$1,300 million during the period. As at 30 June 2005, the Group had outstanding contracts for an aggregate principal amount of HK$4,016 million at fixed interest rates ranging between 4.335% and 5.74% per annum. The interest cover continues through March 2010.

(b) **Minimise currency exposure**

The Group has an economic hedge in terms of currency risk to the extent that all of the properties in Hong Kong, Mainland China, Singapore and Malaysia derive their revenue (and most of the expenses associated therewith) in local currencies. In addition, a substantial portion of its hotels' room revenues in the Philippines, Thailand and Indonesia are priced in United States dollars. Revenues in Indonesia are also immediately converted into United States dollars upon realisation, to the maximum extent possible.

The Group attempts to align the currencies of its loan portfolio with the currency mix of the Group's investments and revenues in various countries. Given the strengthening of the Renminbi and in compliance with directives issued by the foreign exchange regulatory authorities, subsidiaries in Mainland China have contracted project bank loan facilities partly in Renminbi and partly in Hong Kong dollars. As mentioned earlier, the Group has also secured new corporate bank loans in dual currencies to provide flexibility in view of the relative weakness of the US dollar.

The Group has not felt it appropriate to substantially hedge against currency risks through forward exchange contracts on a consideration of the currency risks involved and the cost of obtaining such cover.

FINANCIAL ASSETS HELD FOR TRADING – TRADING SECURITIES

The Group continued to gradually dispose its investment portfolio in trading securities. During the period, this disposal for US$1.2 million recorded realised gains of US$67,000 before adjustment for minority interests (US$61,000 after minority interests). As at 30 June 2005, the market value of the Group's investment portfolio was US$38.0 million which included an unrealised gain of US$2.1 million before adjustment of minority interests (US$1.7 million after minority interests). The investment portfolio included 11,805,055 ordinary shares in the Company ("such SA shares") with a market value of US$18.2 million held by a wholly owned subsidiary of Shangri-La Hotel Public Company Limited, Thailand ("SHPCL"), one of the principal subsidiaries of the Group which is listed on the Stock Exchange of Thailand. Such SA shares were held by the wholly owned subsidiary of SHPCL before the Company acquired a controlling interest in it in late 1999. The Company has undertaken, subject to market conditions, to use its reasonable endeavours to procure SHPCL to dispose all such SA shares to independent parties. The investment portfolio also included 7,603,968 ordinary shares in Kerry Properties Limited ("KPL") with a market value of US$16.9 million as at 30 June 2005. Given favourable market conditions, the Group continued to gradually dispose of its investment portfolio in trading securities to realise cash for its project developments. Subsequent to 30 June 2005, the Group disposed part of the trading securities for US$5.4 million.

DEVELOPMENT PROGRAMMES

The 414-room Shangri-La Hotel, Fuzhou and Tower 2 of the Pudong Shangri-La, Shanghai (375 rooms) opened for business on 25 January 2005 and 19 July 2005, respectively. Construction work at the following hotels is progressing satisfactorily:

	Rooms	**Projected opening**
In Mainland China		
Shangri-La Hotel, Pazhou, Guangzhou	750	Late 2006
Shangri-La Hotel, Chengdu	580	Early 2007
Shangri-La Hotel, Xian	400	Mid 2007
Shangri-La Hotel, Baotou, Inner Mongolia	348	Mid 2007
Shangri-La Hotel, Qingdao (Phase II)	190	Late 2007
Shangri-La Hotel, Wenzhou	400	Late 2007
Shangri-La Hotel, Futian, Shenzhen	596	Late 2007
Shangri-La Hotel, Ningbo	550	Mid 2008
Shangri-La Hotel, Huhhot, Inner Mongolia	380	Mid 2008
In other countries		
Shangri-La Hotel & Spa, Chiangmai, Thailand	280	Early 2007
Shangri-La Resort & Spa, Boracay, The Philippines	220	2008

The hotel projects in Guilin and Manzhouli (Mainland China) are in the conceptual design stage.

In June 2004, the independent shareholders of the Company and KPL approved at their respective special general meetings, the entering into of the discloseable and connected transactions relating to the joint acquisition, ownership and development of sites in Jingan District, Shanghai in which the Group will have 48.5% interest. It is intended to develop a high-end composite development consisting of office, residential, serviced apartments, retail and a Shangri-La hotel. Each of the Group and KPL own a piece of land in the area. Development would commence once the joint acquisition of the remaining parcels of land and all local registrations and approvals are obtained. The maximum total investment in the entire project is not expected to exceed US$700 million.

The Group entered into a joint venture agreement in January 2005 to develop a mixed-use complex in Ulaanbaatar, Republic of Mongolia and has identified a land to build an office tower. The project company is now identifying a suitable piece of land for hotel development. The Group will have 60% equity interest in this project.

In February 2005, the Group entered into an operating lease agreement for a Shangri-La hotel at London Bridge Tower in London, scheduled to open in 2009. The deluxe, 195-room, 18-floor Shangri-La will occupy floors 34 to 52 of the Tower.

In June 2005, the Group accepted the invitation of the Government of the Republic of Maldives (the "Maldivian Government") and entered into a joint venture agreement to develop a 198-room luxury resort in the Island of Villingili, scheduled to open in mid 2007. The Group has 70% equity interest in this project with the balance 30% owned by the Maldivian Government. The current estimated total development cost is US$80 million. As disclosed in the 2004 annual report, the Group originally only had a management contract to develop the resort but having assessed the business potential it decided to invest in the project's equity capital.

The Group's "CHI" spa has been well received by the market since the first one at the Shangri-La Hotel, Bangkok opened in July 2004. The "CHI" spa village at Shangri-La's Mactan Island Resort & Spa, Cebu opened for business in June 2005. There are at present plans for more than ten CHI spas to be introduced in various hotels and resorts over the next few years. The CHI spa at the Pudong Shangri-La, Shanghai is scheduled to open next month.

MANAGEMENT CONTRACTS

The 378-room Traders Fudu Hotel, Changzhou opened for business on 3 January 2005. On 22 April 2005, the 162-room Traders Hotel, Chennai in India soft opened for business. On 19 March 2005, the Group signed management contracts to manage two Shangri-La hotels (738 rooms) and a Traders hotel (280 rooms) in Bangalore, the technology capital of India. These hotels are expected to open for business in late 2007/early 2008.

In May 2005, the Group terminated a management contract for a hotel project in Haikou, Mainland China due to inordinate delays in project implementation.

In addition to the 10 hotels under operation which the Group manages for third party developers/investors, it has contracts on hand for development of 15 new hotels as at 30 June 2005. These represent an inventory of 6,079 rooms. The development projects are located in Muscat, Dubai (2 hotels), Doha (Qatar), Kuala Lumpur, Vancouver, Bangalore (3 hotels) and New Delhi (India), Kunshan, Suzhou, Dongguan, Sunny Bay – Sanya, and Urumqi (all in Mainland China).

The Group continues to review proposals it receives for management opportunities world-wide and intends to secure contracts in locations/cities which it considers to be of long-term strategic interest.

MAJOR DISPOSAL

The Group intends to sell all those assets that it considers "non-core" at market prices as and when suitable opportunities arise.

On 1 May 2005, the Group's subsidiaries completed a conditional sale and purchase agreement entered in May 2004 to dispose their entire shareholding in Johdaya Karya Sdn Bhd ("Johdaya"), which owns a commercial and office complex in Johor Bahru, Malaysia. This disposal of 27 million shares of Johdaya at a price of RM2.43 per share provided extra funds to finance the Group's capital expenditure commitments. The Group's effective interest in Johdaya was 35.83% as at 30 April 2005.

CORPORATE STRATEGY

The Asia-Pacific region, and in particular Mainland China, will continue to be the Group's main sources of business and the focus of its capital investment. The Group was recently recognised for its contributions to the China hotel industry by receiving the first annual "China Hotel Industry Pioneer Award" during the China Hotel Development and Financing Seminar in Beijing which was jointly organised by an eminent firm of hospitality industry consultants and the China Tourist Hotels Association. The Group will continue to expand the number of properties that it owns and operates in Mainland China supplemented by management contracts for third-party-owned hotels.

Having achieved brand market leadership in Asia, the Group's strategic plan envisages the expansion of the Shangri-La brand globally through the operation of hotels in key gateway cities and resort destinations around the world preferably through management agreements and depending on individual circumstance, through equity investments. The Group has successfully launched its up-market spa brand "CHI" and plans to roll-out this concept across 19 hotels/resorts in the next 3 years. It has also entered the high-end resort market through its investments in resort developments in Boracay (The Philippines) and Maldives and plans to add to its portfolio in this segment.

PROSPECTS

The performance of the Group's hotels in the first half of this year has been encouraging. The hotels experienced a pricing momentum on the back of sustained high occupancies in most locations which beneficially impacted their RevPAR. Food and Beverage revenue growth in general has been consistent with growth in room revenues. Taken together, these have resulted in a good growth in operating profits.

These past few weeks, the price of crude oil and correspondingly its derivatives e.g. jet fuel has increased tremendously. Thus far it has not dampened travel volumes either regionally or globally. The Group remains optimistic that the business momentum it experienced this year will carry through in the second half of this year, barring any unforeseen circumstances.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption by the Company or any of its subsidiaries of the Company's listed securities during the six months ended 30 June 2005.

CORPORATE GOVERNANCE

The Company has always recognised the importance of shareholders' transparency and accountability. The Board of Directors believes that shareholders can maximise their benefits from good corporate governance. Therefore, the Company continuously reviews its corporate governance framework to ensure that it aligns with generally acceptable practices and standards.

During the period under review, the Company has met the code provisions (those which became effective for the accounting period commencing 1 January 2005) as set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "HK Listing Rules"), except that the Company has not appointed a chief executive officer since Mr. Giovanni ANGELINI is already, and has been since 1999, a chief executive officer of Shangri-La International Hotel Management Limited, which administers on a day-to-day basis the hotel business which accounts for a substantial portion of the Group's business interests. It is therefore considers it unnecessary to appoint a chief executive officer of the Company. As for the management of the Board of Directors of the Company, this is a function already performed by Mr. KUOK Khoon Loong, Edward as the Chairman of the Board of Directors of the Company. The Board of Directors of the Company considers that this structure will not impair the balance of power and authority between the Board and the Management.

The Board of the Company meets at least four times a year at quarterly intervals and meets more frequently as and when required. Mr. ANGELINI, being an Executive Director of the Company, reports to the Board of Directors of the Company on the Group's affairs. The Board of Directors of the Company believes that this structure is conducive to strong and consistent leadership, enabling the Company to make and implement decisions promptly and efficiently.

SECURITIES TRANSACTIONS BY DIRECTORS

The Board of Directors of the Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the HK Listing Rules as the Code for Securities Transactions by Directors of the Company (the "Securities Dealing Code"). The Company has made specific enquiry of all Directors who confirmed compliance with the required standard set out in the Securities Dealing Code during the period under review.

REGISTERS OF MEMBERS

The registers of members will be closed from Monday, 26 September 2005, to Wednesday, 28 September 2005, both dates inclusive. To qualify for the proposed interim dividend, all share transfers must be lodged with the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited of G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, for registration no later than 4:00 p.m. on Friday, 23 September 2005.

By Order of the Board
Shangri-La Asia Limited
KUOK Khoon Loong, Edward
Chairman

Hong Kong, 26 August 2005

As at the date of this announcement, the Board of Directors of the Company comprises Mr. KUOK Khoon Loong, Edward, Mr. YE Longfei, Mr. Giovanni ANGELINI, Mr. LUI Man Shing and Mr. NG Si Fong, Alan as Executive Directors; Madam KUOK Oon Kwong, Mr. HO Kian Guan, Mr. LEE Yong Sun, Mr. Roberto V. ONGPIN and Mr. HO Kian Hock (alternate to Mr. HO Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid HAMILTON, Mr. TOW Heng Tan and Mr. Timothy David DATTELS as Independent Non-Executive Directors.

* *for identification purpose only*